December 13, 2022

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Therapeutic Solutions International, Inc. (TSOI)
Registration Statement on Form S-1A
File No.: 333-268070

Ladies and Gentlemen:

This correspondence is Therapeutic Solutions International, Inc.’s, (“TSOI”) response to your comments letter of November 14, 2022, and describes how each comments was addressed in the amended filing of December 8, 2022, S-1A, Amendment One (1).

Comment 1: Please amend your filing to name GHS Investments, LLC as an underwriter and selling shareholder. At a minimum, this disclosure should appear to the prospectus cover page and in the plan of distribution. For guidance, refer to Securities Act Compliance and Disclosure Interpretation 139.13.

Response: Cover Page (p. 2) was amended in the S-1A, Amendment One (1) (“Amendment”), to describe GHS Investments, LLC (“GHS”) as an underwriter. The Plan of Distribution also describes GHS as an underwriter.

Comment 2: We note your statement on the cover page that the selling stockholders may offer the shares of your common stock for resale in the over-the-counter market, in isolated transactions, or in a combination of such methods of sale, and that the selling stockholders will sell their shares at prevailing market prices or privately negotiated prices. We also note the disclosure on page 4 and on the back cover that the offering price will be at a 20% discount to the market price. Finally, we note your statement on page 4: “We may offer these securities in amounts, at prices and on terms determined at the time of offering. The securities may be sold directly to you, through agents, or through underwriters and dealers.” Please revise to address these inconsistencies or clarify.

Response: Inconsistencies noted in Comment 2 were addressed throughout the Amendment, specifically the Cover Page (now states, “We are not selling any shares of Common Stock under this prospectus and will not receive any of the proceeds from the resale of the Common Stock by GHS (referred to sometimes herein as the “Selling Shareholder”)”; page 4 (now states, “the Selling Shareholder named herein may, from time to time, offer and sell or otherwise dispose of the securities covered by this prospectus”); and back cover (inconsistency deleted) to clarify rights and obligations of GHS and TSOI with regard to sale of stock associated with this registration. See also “The Offering” and “Plan of Distribution.”

Comment 3: We note that Section 1(u) of the Purchase Agreement defines “Purchase Price” as “80% of the lowest trading price of the Common Stock during the Valuation Period.” We also note that following such time that the Company’s common stock is listed on a National Exchange, the purchase price will be “90% of the lowest VWAP during the Valuation Period, subject to a floor of $[  ] . . .” Please clearly disclose here how you will determine the full discount price at which GHS Investments, LLC will receive the shares.

Response: The ambiguity of both valuations was addressed by deleting the section referring to the condition subsequent of uplist to a National Exchange and further addressing this issue by stating that it is not now or likely to occur in the foreseeable future. Without stating it was “boilerplate” language that was left in the underlying securities Purchase Agreement, it has no relevant significance, and it is intended by the disclaiming statement under “Securities Purchase Agreement” (beginning page 4).

Comment 4: Please revise to disclose the material terms of the agreement with GHS Investments, LLC, including the material conditions under which the company may access the funds available under it and the term of the agreement (we note you refer to the Purchase Agreement with GHS Investments, LLC as the “PA” and on page 48 say that a CSPA (undefined) terminates on September 19, 2024). Please additionally disclose the material market activities of GHS Investments, LLC, including any short selling of the company’s securities or other hedging activities that GHS Investments, LLC may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement, how it intends to distribute the securities it owns or will acquire, and how the provisions of Regulation M may prohibit it and any other distribution participants that are participating in the distribution of the company’s securities from (i) engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect and (ii) purchasing shares in the open market while the equity line is in effect.

Response: Disclosure of material terms disclosing TSOI’s access to funds from GHS addressed in the sections “Securities Purchase Agreement” (beginning page 4) and “Plan of Distribution” beginning page 50). Market activities and effect of Regulation M regarding GHS is addressed in “Plan of Distribution.”

Comment 5: Please disclose the material risks of an investment in the company and in the offering, including the dilutive effect of the formula or pricing mechanism on the company’s share price, the possibility that the company may not have access to the full amount available to it under the equity line and how any sales activities after announcement of a put including short selling may negatively affect the company’s share price. Also consider the applicability of the following risk factor on page 19: “This Offering is being placed on a “best efforts” basis and we may not raise the entire $10,000,000” relating to an offering of Restricted Shares and Units.

Response: Risk Factors have been amended to include risks associated with dilution and its affects on share price and other negative effects of announcements of puts on the market, including short selling. See pages 21-23 of Risk Factors.

Comment 6: Please revise to provide the information required by Item 507 of Regulation S-K. Refer to Item 7 of Form S-1.

Responses: Selling Shareholder section was amended to comply with Item 507 of Regulation S-K (see page 47). Further description of Selling Shareholder provided the Amendment, including the Cover Page and “Plan of Distribution”.

Comment 7: You disclose that you are registering the resale of an indeterminate number of shares of your common stock that will be sold to GHS Investments, LLC under a Purchase Agreement dated September 19, 2022. Per the securities Purchase Agreement, you may sell up to $10,000,000 shares of common stock over the duration of the agreement. Please note that you must disclose the number of common stock shares being registered on this registration statement. Please revise the prospectus cover page, offering summary and selling stockholder table to disclose the specific number of shares being registered under the equity line agreement. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 139.13 and Item 501(b)(2) of Regulation S-K.

Response: Amendment has been made to the Prospectus Cover Page and Offering Summary to disclose the specific amount of shares being registered (555,000,000).

Comment 8: We note that it appears you may have elected to incorporate information by reference pursuant to General Instruction VII. If you are intending to incorporate by reference please provide us with an analysis as to your eligibility to incorporate by reference, specifically as it relates to General Instruction VII(D)(1)(c). In this respect, we note your statement on page 21: “Our common stock is considered to be penny stock under rules promulgated by the Securities and Exchange Commission (the “SEC”).” If you are not intending to incorporate by reference, please remove all references in the registration statement to incorporating by reference and ensure all required information is included in the registration statement. As an example, provide the information required by Item 303 of Regulation S-K (Management’s discussion and analysis of financial condition and results of operation). We also note that filing your 10-K as Exhibit 13.2 does not satisfy any of these requirements.

Response: The Amendment has been amended to modify or remove any statement of incorporation by reference to reflect TSOI not being eligible per General Instruction VII and ensured information required by Item 303 of Regulation S-K is provided, including within the “Management’s Discussion and Analysis” (beginning page 26), and elsewhere throughout the Prospectus, including relevant financial statements. Additionally, the Exhibit 13.2 was removed and reference to it deleted.

Comment 9: Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of Regulation S-T. Please also revise to provide the information required by Item 16(a) of Form S-1.

Response: The Amendment adds the items required, whenever applicable, pursuant to Item 16(a) of form S-1, including amending the Exhibit List (see page 53). Searchable formats in MS Word and pdf were provided to TSOI’s EDGARizing and filing company, including a copy of this Comment No. 9, and links to the Filing Manual, among other requests regarding the Amendment to be filed. TSOI relies upon and trusts that this function was performed by the third-party provider to comply with Comment No. 9.

It would be appreciated if, as soon practicable, you would inform the company and Hugh Kelso at (619) 840-5056, if there are any additional actions required.

Very truly yours,

Therapeutic Solutions International, Inc.

By:	/s/: Timothy G. Dixon
Timothy G. Dixon
Chief Executive Officer